
Patrick Casey
DIRECTOR OF FINANCE &
PROJECT MANAGEMENT

Patrick Casey · 2nd

Director of Finance & Project Management @ Arqlite - Innovation for the planet

Talks about #startup, #fundraising, and #sustainability

Los Angeles Metropolitan Area · Contact info

Arqlite

Syracuse University - Martin J. Whitman School of Management

937 followers · 500+ connections

4 mutual connections: Jonny Price, Tyler Callaghan, and 2 others

+ Follow | Message | More

Featured

Post


OCEAN
INNOVATORS
PLATFORM

Last week Arqlite had the privilege of sharing the stage with many incredible investors,...

Ocean Innovators Platform
youtube.com

39 · 2 comments

Activity

937 followers

+ Follow

Patrick Casey posted this · 1d



ChangeNOW is the world's largest event for the planet.

Every year the 3-day international summit brings together the most innovative solutions ...show more

9 · 2 comments

Patrick Casey posted this · 1d



Excited to pitch at #ChangeNOW2022 . We are breaking down barriers to accelerate solutions and solve our planet's biggest challenges. Join me on May 19-21 in Paris or online for 3-days packed full of bold visionaries, innovative strategies, and stellar solutions, all for the planet. ...show more

7

Patrick Casey reshared a post · 3w

Great challenge opportunity for Start-Ups!



QBE Accelicity Resilience Challenge Finalists
leadingcities.org · 1 min read

1

Patrick Casey posted this · 1mo

Last week Arqlite had the privilege of sharing the stage with many incredible investors, innovators, scientists, and advocates all of which are focused on climate issues facing our oceans. ...show more



Ocean Innovators Platform
youtube.com

39 2 comments

Show all activity →

About

Patrick Casey is a seasoned finance professional with over a decade of experience across startups and investment banking. Currently, the director of finance and project management at Arqlite, a green technology startup that has developed highly-efficient materials for the built environment, entirely made from unrecyclable plastic waste. Previously, he was Operations Lead at HASH and is an Ex-Morgan Stanley director. ...see more

Experience

Arqlite
Full-time · 1 yr 9 mos
Santa Ana, California, United States

- **Director of Finance and Project Management**
  Sep 2021 - Present · 9 mos
- **Financial Operations Manager**
  Sep 2020 - Sep 2021 · 1 yr 1 mo

Operations Lead
HASH · Full-time
Oct 2019 - Feb 2020 · 5 mos
New York, NY

Morgan Stanley
Full-time · 7 yrs 10 mos

- **Director, Syndicates**
  Jan 2018 - Oct 2019 · 1 yr 10 mos
  New York, NY
- **Associate, Syndicates**
  Jan 2015 - Dec 2017 · 3 yrs
  New York, New York
- **Analyst, Syndicates**
  Jan 2012 - Dec 2014 · 3 yrs
  New York, New York

Summer Intern, Par Loan Trade Support
Morgan Stanley · Internship
Jun 2011 - Aug 2011 · 3 mos
New York, NY

Summer Intern, Procurement Operations
Cardinal Health · Internship
Jun 2010 - Aug 2010 · 3 mos
Bedford, MA

Show all 9 experiences →

Education

Syracuse University - Martin J. Whitman School of Management
BS, Entrepreneurship & Emerging Enterprises, Finance, and Accounting (triple major)
2008 - 2011
Activities and societies: Investment Club-Vice President, SIFE (Credit Smart)-Team Leader

Volunteering

Volunteer
New York Road Runners
Sep 2017 - Present · 4 yrs 9 mos
Health

Responsible for setup, breakdown, and clean up of hydration stations before and after the race. During the race, I was distributing water and Gatorade to runners. ...see more

Volunteer
New York Cares Red Hook Recreation Center Revitalization
Jun 2018 - Present · 4 yrs
Social Services

Brought new life to Red Hook recreation community pool by applying a fresh coat of paint to revitalize the community pool. The pool is approximate dimensions 300 feet long by 100 feet wide.

Volunteer
Transplant Forum at Columbia University Medical Center
Jun 2017 - Present · 5 yrs
Health

Supported the forum by helping with event registration, guest engagement, ushered guests from the pavilion to the lecture hall.

Show all 5 volunteer experiences →

Licenses & certifications

Create a Go-To-Market Plan
LinkedIn
Issued Apr 2020 · No Expiration Date
Show credential

Digital Transformation
LinkedIn
Issued Apr 2020 · No Expiration Date
Show credential

Kauffman Fellows
Kauffman Fellows
Issued Apr 2020 · No Expiration Date
Credential ID 7106-1910242
Show credential

Show all 18 licenses & certifications →

Skills

Microsoft Excel · 13
Passed LinkedIn Skill Assessment
Endorsed by 3 colleagues at Morgan Stanley

Financial Modeling · 11
Endorsed by Daniel De Blois who is highly skilled at this

Microsoft Office · 11

Show all 50 skills →

Interests

Influencers Companies Groups Schools

Jeff Weiner · 3rd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,699,421 followers

Reid Hoffman · 2nd
Entrepreneur. Product and Business Strategist. Investor. Podcaster.
2,585,737 followers

Show all 14 influencers →